SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                    AMENDMENT

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        LeBlanc Petroleum, Incorporated
               --------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
                          ---------------------------
                         (Title of Class of Securities)



                                  To be Issued
                                ----------------
                                 (CUSIP Number)



                             Gordon M. LeBlanc, Jr.
                            5527 East Camelback Road
                             Phoenix, Arizona 85018
                                 (602) 522-8649
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 1, 2001
                           --------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13 to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  To be issued
           -------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Little Fork & Trees, LLC, an Arizona limited liability company T.I.N. 86-0946703
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                        (a)[   ]
                                                                        (b)[ X ]
--------------------------------------------------------------------------------
3. SEC USE ONLY



--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)

   WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEMS
   2(d) or 2(e)                                                        [   ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Arizona
--------------------------------------------------------------------------------

                                            7.       SOLE VOTING POWER
NUMBER OF                                                   1,000,000
                                            ------------------------------------

BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                               0
                                            ------------------------------------
BY EACH                                     9.       SOLE DISPOSITIVE POWER
REPORTING                                                   1,000,000
                                            ------------------------------------
PERSON WITH                                 10.      SHARED DISPOSITIVE POWER
                                                                    0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                          [    ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%
--------------------------------------------------------------------------------

14. TYPE OF REPORT PERSON (See Instructions)

    PN
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Twelve Mile Bayou, LLC, an Arizona limited liability company
    T.I.N. 86-0946703
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [   ]
                                                                       (b) [ X ]
--------------------------------------------------------------------------------
3. SEC USE ONLY



--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                         [     ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Arizona
--------------------------------------------------------------------------------
                                            7.       SOLE VOTING POWER
NUMBER OF                                                   1,000,000
SHARES                                      ------------------------------------

BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                               0
                                            ------------------------------------
BY EACH                                     9.       SOLE DISPOSITIVE POWER
REPORTING                                                    1,000,000
                                            ------------------------------------
PERSON WITH                                 10.      SHARED DISPOSITIVE POWER
                                                                    0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                         [     ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORT PERSON (See Instructions)

    PN
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    LeBlanc Oil, Incorporated, an Arizona corporation
    T.I.N. 86-0824578
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                    (a)  [     ]
                                                                    (b)  [  X  ]
--------------------------------------------------------------------------------
3. SEC USE ONLY



--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                         [     ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Arizona
--------------------------------------------------------------------------------
                                            7.       SOLE VOTING POWER

NUMBER OF                                                   1,000,000
SHARES                                      ------------------------------------

BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                               0
                                            ------------------------------------
BY EACH                                     9.       SOLE DISPOSITIVE POWER
REPORTING                                                   1,000,000
                                            ------------------------------------
PERSON WITH                                 10.      SHARED DISPOSITIVE POWER
                                                                    0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                         [     ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORT PERSON (See Instructions)

    PN
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Alsace Investment Group, L.L.C., an Arizona limited liability company
    T.I.N. 86-1047897
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [   ]
                                                                       (b) [ X ]
--------------------------------------------------------------------------------
3. SEC USE ONLY



--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [     ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Arizona
--------------------------------------------------------------------------------
NUMBER OF                                   7.       SOLE VOTING POWER
SHARES                                                      1,000,000
                                            ------------------------------------
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                               0
                                            ------------------------------------
BY EACH                                     9.       SOLE DISPOSITIVE POWER
REPORTING                                                   1,000,000
                                            ------------------------------------
PERSON WITH                                 10.      SHARED DISPOSITIVE POWER
                                                                    0

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                         [     ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORT PERSON (See Instructions)

    PN
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    West Carroll Investments, L.L.C., an Arizona limited liability company T.I.N. 86-1047895
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [ X ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [     ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Arizona
--------------------------------------------------------------------------------
NUMBER OF                                   7.       SOLE VOTING POWER
SHARES                                                      1,000,000
                                            ------------------------------------
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                               0
                                            ------------------------------------
BY EACH                                     9.       SOLE DISPOSITIVE POWER
REPORTING                                                   1,000,000
                                                     ---------------------------
PERSON WITH                                 10.      SHARED DISPOSITIVE POWER
                                                                    0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000,000
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                         [     ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORT PERSON (See Instructions)

    PN
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Elm Street Films, Inc., an Arizona corporation
    T.I.N. 86-1042449
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [   ]
                                                                       (b) [ X ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [     ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Arizona
--------------------------------------------------------------------------------
NUMBER OF                                   7.       SOLE VOTING POWER
SHARES                                                      1,000,000
                                            ------------------------------------
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                               0
                                            ------------------------------------
BY EACH                                     9.       SOLE DISPOSITIVE POWER
REPORTING                                                   1,000,000
                                            ------------------------------------
PERSON WITH                                 10.      SHARED DISPOSITIVE POWER
                                                                    0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000,000
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                         [     ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORT PERSON (See Instructions)

    PN
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Gordon M. LeBlanc, Jr.
    SS# ###-##-####
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [   ]
                                                                       (b) [ X ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [     ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                                            7.       SOLE VOTING POWER
NUMBER OF                                                     200,000
SHARES                                      ------------------------------------

BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                       2,650,000
                                            ------------------------------------
BY EACH                                     9.       SOLE DISPOSITIVE POWER
REPORTING                                                     200,000
                                            ------------------------------------
PERSON WITH                                 10.      SHARED DISPOSITIVE POWER
                                                            2,650,000
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,850,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                         [     ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30%
--------------------------------------------------------------------------------
14. TYPE OF REPORT PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Marilyn Kay LeBlanc
    SS#: ###-##-####
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [ X ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [    ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                                            7.       SOLE VOTING POWER
NUMBER OF                                                     200,000
SHARES                                      ------------------------------------

BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                       1,400,000
                                            ------------------------------------
BY EACH                                     9.       SOLE DISPOSITIVE POWER
REPORTING                                                     200,000
                                            ------------------------------------
PERSON WITH                                 10.      SHARED DISPOSITIVE POWER
                                                            1,400,000

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,600,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                         [     ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORT PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Katie O. LeBlanc
    SS#: ###-##-####
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [ X ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [     ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                                            7.       SOLE VOTING POWER
NUMBER OF                                                     200,000
SHARES                                      ------------------------------------

BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                         400,000
                                            ------------------------------------
BY EACH                                     9.       SOLE DISPOSITIVE POWER
REPORTING                                                     200,000
                                            ------------------------------------
PERSON WITH                                 10.      SHARED DISPOSITIVE POWER
                                                              400,000
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    600,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                         [     ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORT PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    G. Maurice LeBlanc III
    SS#: ###-##-####
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                         [     ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------

                                            7.       SOLE VOTING POWER
NUMBER OF                                                     200,000
SHARES                                      ------------------------------------

BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                         400,000
                                            ------------------------------------
BY EACH                                     9.       SOLE DISPOSITIVE POWER
REPORTING                                                      200,000
                                            ------------------------------------
PERSON WITH                                 10.      SHARED DISPOSITIVE POWER
                                                              400,000

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    600,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                         [     ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORT PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Annie L. LeBlanc
    SS#: ###-##-####
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [   ]
                                                                       (b) [ X ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                         [     ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------

                                            7.       SOLE VOTING POWER
NUMBER OF                                                     200,000
SHARES                                      ------------------------------------

BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                         400,000
                                            ------------------------------------
BY EACH                                     9.       SOLE DISPOSITIVE POWER
REPORTING                                                      200,000
                                            ------------------------------------
PERSON WITH                                 10.      SHARED DISPOSITIVE POWER
                                                              400,000

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    600,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                         [     ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORT PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Annie B. Malone. ###-##-####

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [ X ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [     ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                                            7.       SOLE VOTING POWER
NUMBER OF                                                          0
SHARES                                      ------------------------------------

BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                         750,000
                                            ------------------------------------
BY EACH                                     9.       SOLE DISPOSITIVE POWER
REPORTING                                                           0
                                            ------------------------------------
PERSON WITH                                 10.      SHARED DISPOSITIVE POWER
                                                               750,000
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   750,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                         [     ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.9%
--------------------------------------------------------------------------------
14. TYPE OF REPORT PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------
ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this statement (this "Statement") relates is the Common Stock, $.001 par value ("Common Stock"), of LeBlanc Petroleum, Incorporated (the "Company"), a Nevada corporation, whose principal executive offices are located at 5527 East Camelback Road, Phoenix, Arizona 85018.

--------------------------------------------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Statement is filed by (i) Little Fork & Trees, LLC, an Arizona limited liability company, (ii) Twelve Mile Bayou, LLC, an Arizona limited liability company, (iii) Alsace Investment Group, L.L.C., an Arizona limited liability company, (iv) West Carroll Investments, L.L.C., an Arizona limited liability company, (v) Elm Street Films, Incorporated, an Arizona corporation (collectively the "Entities"), (vi) Gordon M. LeBlanc, Jr., (vii) Marilyn Kay LeBlanc, (viii) Katie O. LeBlanc, (ix) G. Maurice LeBlanc, (x) Annie. L. LeBlanc, and (xi) Annie B. Malone, each of whom are the members and/or the shareholders in one or more of the Entities. (collectively the "Members") (The Members and the Entities are collectively referred to as the "Reporting Persons")

The Reporting Persons may be deemed a "group" for purposes of Section 13(d) and Rule 13d-1(f) under the Act because of their relationships and neither the filing of this Schedule 13D or anything set forth herein shall be deemed to be an omission that such a "group" exists.

(b) (i) The  principal  business of each of the  Entities is  investment  in and exploration of oil and gas properties, except that Elm Street Films, Incorporated is in the business of producing motion pictures. The business address of each of the Reporting Persons is: 5527 East Camelback Road, Phoenix, Arizona 85018.

     (ii)The principal business of each of the Members is acting as a Managing Member and/or director, officer, as applicable, of the Entities.

(c) During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) During the last five (5) years none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(e)  The Members are each citizens of the United States of America.

--------------------------------------------------------------------------------
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired shares pursuant to an Agreement and Plan of Merger between the Company (formerly JBO, Inc.) and LeBlanc Petroleum, Incorporated, an Arizona corporation, dated December 1, 2001 and attached hereto as Exhibit 1.1

--------------------------------------------------------------------------------
ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons do not have any plans which relate to or would result in:

(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; provided, however, that they reserve the right to acquire additional securities of the issuer or dispose of securities of the issuer from time to time;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the issuer;

(f) any other material change in the issuer's business or corporate structure;

(g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

--------------------------------------------------------------------------------
ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

(a) The Reporting Persons together are the beneficial owners of an aggregate of 7,000,000 shares of the Company Common Stock representing 74.7% of the outstanding shares of the Common Stock of the Company.

(b) The shares of the Common Stock owned directly by each Reporting Person is registered solely in each Reporting Person's name, and, as such, each Reporting Person has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of their respective shares. The shares of the Common Stock owned indirectly by each Member as a result of such Members' respective Membership or Stockholder in trust in one or more of the Entities are represented as sharing voting and dispositive power with such applicant Entity.

(c) No transactions in the Common Stock were effected during the past sixty days or since the most recent filing of Schedule 13(D) by the Reporting Persons.

(d) To the knowledge and belief of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 7,000,000 shares of Common Stock.

(e)  Not applicable.

--------------------------------------------------------------------------------
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    None
--------------------------------------------------------------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    1.1 Articles and Plan of Merger

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Little Fork & Trees, LLC,
                                      an Arizona limited
                                      liability company


                                      By: /s/ Gordon M. LeBlanc, Jr.
                                      ---------------------------
                                      Its: Managing Member


                                      Twelve Mile Bayou, LLC, an Arizona
                                      limited liability company


                                      By: /s/ Gordon M. Leblanc, Jr.
                                      ---------------------------
                                      Its: Managing Member


                                      LeBlanc Oil, Incorporated, an Arizona
                                      corporation


                                      By: /s/ Gordon M. Leblanc, Jr.
                                      ---------------------------
                                      Its: President


                                      Alsace Investment Group, L.L.C., an
                                      Arizona limited liability company


                                      By: /s/ Gordon M. LeBlanc, Jr.
                                      ---------------------------
                                      Its: Managing Member


                                      West Carroll Investments, L.L.C., an
                                      Arizona limited liability company


                                      By: /s/ Gordon M. LeBlanc, Jr.
                                      ---------------------------
                                      Its: Managing Member


                                      Elm Street Films, Incorporated, an Arizona
                                      Corporation


                                      By: /s/ Gordon M. LeBlanc, Jr.
                                      ---------------------------
                                      Its: President


                                      /s/ Gordon M. LeBlanc, Jr.
                                      ---------------------------
                                      Gordon M. LeBlanc, Jr.


                                      /s/ Marilyn Kay LeBlanc
                                      ---------------------------
                                      Marilyn Kay LeBlanc


                                      /s/ Katie O. LeBlanc
                                      ---------------------------
                                      Katie O. LeBlanc


                                      /s/ G. Maurice LeBlanc
                                      ---------------------------
                                      G. Maurice LeBlanc


                                      /s/ Annie L. LeBlanc
                                      ---------------------------
                                      Annie L. LeBlanc

                                      /s/ Annie B. Malone
                                      ---------------------------
                                      Annie B. Malone